UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM SD

Specialized Disclosure Report

VIASAT, INC.

(Exact Name of Registrant as Specified in its Charter)

Delaware	000-21767	33-0174996
(State or Other Jurisdiction of Incorporation)	(Commission File No.)	(I.R.S. Employer Identification No.)

6155 El Camino Real

Carlsbad, California 92009

(Address of Principal Executive Offices, Including Zip Code)

Brett A. Church

(760) 476-2200

(Name and Telephone Number, Including Area Code, of the Person to Contact in connection with this Report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2017

Section 1 - Conflict Minerals Disclosure

Item 1.01	Conflict Minerals Disclosure and Report

CONFLICT MINERALS DISCLOSURE

Viasat, Inc. is filing a Conflict Minerals Report for the calendar year ended December 31, 2017, which is attached hereto as Exhibit 1.01 and is publicly available in the Financial Information section of its website at investors.viasat.com under the heading “SEC Filings.”

Item 1.02	Exhibit

Item 2.01 of this Form SD is incorporated by reference into this Item 1.02.

Section 2 – Exhibits

Item 2.01	Exhibits

Exhibit Number	Description of Exhibit

1.01	Conflict Minerals Report

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

VIASAT, INC.

Date: May 25, 2018	By	/s/ Shawn Duffy
Shawn Duffy
Senior Vice President and Chief Financial Officer